June 13, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Universal Business Payment Solutions Acquisition Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed April 30, 2013, File No. 333-187339
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed January 14, 2013, File No. 001-35170
Form 10-K for the Transition Period from October 1, 2012 to December 31, 2012
Filed April 12, 2013, File No. 001-35170

Ladies and Gentlemen:

Universal Business Payment Solutions Acquisition Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“the S-3 Amendment”) to its Registration Statement on Form S-3 (Registration No. 333-187339) (the “Registration Statement”), Amendment No. 2 to its Form 10-K for the Fiscal Year Ended September 30, 2012 (the “10-K Amendment”) and Amendment No. 1 to its Transition Report on Form 10-K for the Transition Period from October 1, 2012 to December 31, 2012 (the “Transition Report Amendment”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated May 29, 2013 from Ms. Maryse Mills-Apenteng, Special Counsel, to Bipin C. Shah, Chief Executive Officer of the Company. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. We will also provide you courtesy copies of each of the amendments, as filed and marked with the changes from their applicable previous filing. .

Amendment No. 1 to Form S-3 Filed on April 30, 2013 General

1.	We note that members of your management, principal stockholders, and their respective affiliates are offering a substantial amount of shares for resale on your Form S-3 registration statement. Please explain to us why you believe your affiliates are eligible to offer their shares on Form S-3 pursuant to General Instruction I.B.3 in light of the restrictions in Rule 145(c) of Regulation C. Since you were a shell company within the past 12 months, it appears that these affiliates would be presumed to be underwriters and subject to the waiting periods required by Rule 144.

Response:

The Company agrees with the Staff’s position that in accordance with Rule 145(c), these affiliates would be presumed to be underwriters. The Company respectfully disagrees that this underwriter status would prohibit these shares from being eligible to be registered on Form S-3. In this regard, the Company respectfully directs the Staff to the preliminary note to Rule 144 which states in pertinent part that:

“Rule 144 creates a safe harbor from the Section 2(a)(11) definition of “underwriter.” A person satisfying the applicable conditions of the Rule 144 safe harbor is deemed not to be engaged in a distribution of the securities and therefore not an underwriter of the securities for purposes of Section 2(a)(11). Therefore, such a person is deemed not to be an underwriter when determining whether a sale is eligible for the Section 4(1) exemption for “transactions by any person other than an issuer, underwriter, or dealer.””

United States Securities and Exchange Commission

June 13, 2013

As this excerpt indicates, Rule 144 is intended to provide a safe harbor for certain transactions where an exemption is sought under Section (4)(1) of the Securities Act. Importantly, neither Rule 144, nor Rule 145(c), prohibits an issuer from registering securities held by an individual considered an “underwriter” under Section 2(a)(11) of the Securities Act. The Company does not believe that it is prohibited from registering such securities on Form S-3 pursuant to General Instruction I.B.3.

2.	Please revise where appropriate to clarify whether the shares held in escrow for WLES, L.P. have voting rights prior to their release.

Response:

The Company accepts the Staff’s comment and has revised throughout to clarify WLES, L.P. maintains voting control of the shares placed in escrow prior to their release.

Risk Factors, page 5

3.	Please add a risk factor to address management’s conclusion that your disclosure controls and procedures and internal control over financial reporting were not effective due to material weaknesses.

Response:

The Company accepts the Staff’s comment and has added a risk factor to address the weakness in its disclosure controls and procedures.

4.	Please add a risk factor to clarify that you may be unable to pay the $5 million contingent consideration payment to WLES if you meet the stock price targets.

Response:

The Company accepts the Staff’s comment and has added a risk factor to address the risk that it may be unable to pay its $5 million contingent payment obligation.

Selling Stockholders, page 15

5.	Please revise to clarify whether any selling stockholder, other than Wolf Creek Partners, L.P. and Wolf Creek Investors (Bermuda) L.P., are broker-dealers or are affiliated with broker-dealers.

Response:

The Company has indicated for each selling stockholder from whom it has been provided information, whether such selling stockholder is a broker-dealer or affiliated with such broker-dealer. The Company is unable to make such a statement with respect to all selling stockholders as it has not received the necessary information from the selling stockholders to make such statement.

United States Securities and Exchange Commission

June 13, 2013

6.	Please revise to identify the natural persons that control the entities listed in your selling stockholders table.

Response:

The Company has revised its disclosure to disclose the identity of the natural persons controlling each selling stockholder for those selling stockholders from whom the Company has received such information. The Company is unable to make such a statement with respect to all selling stockholders as it has not received the necessary information from each selling stockholder to make such statement.

7.	We note that you have not indicated the position or office of your chief executive officer or other officers and directors listed in the table. Please note that Item 507 of Regulation S-K requires that you identify all such material relationships. Please revise accordingly.

Response:

The Company accepts the Staff’s comment and has indicated the nature of any position, officer or other material relationship the selling stockholders have had with respect to the Company.

8.	Please disclose in this section as of the most recent practicable date the number of shares of common stock outstanding on which the disclosure in the table is based.

Response:

The Company accepts the Staff’s comment and has disclosed the number of shares of common stock outstanding on which the disclosure is based.

9.	Please clarify whether Ira Lubert is related to your director Jonathan M. Lubert.

Response:

The Company accepts the Staff’s comment and has clarified that Ira Lubert is the father of Jonathan M. Lubert.

Incorporation By Reference, page 22

10.	Please note that Item 12 of Form S-3 permits you to incorporate by reference your latest annual report on Form 10-K and those documents listed in paragraph (2) of the item filed since the end of the fiscal year covered by your annual report, which includes your Form 10-Q filed on May 14, 2013. Please revise accordingly.

Response:

The Company accepts the Staff’s comment and has included the Form 10-Q filed on May 14, 2013 in Item 12.

United States Securities and Exchange Commission

June 13, 2013

Other

11.	Please revise to provide the disclosure required by Item 510 of Regulation S-K or the appropriate undertaking in Item 512.

Response:

The Company accepts the Staff’s comment and has included the disclosure required by Item 510.

Part II

General

12.	Please revise to provide the disclosures required by Part II of Form S-3.

Response:

The Company accepts the Staff’s comment and provided the disclosures required by Part II of Form S-3.

Exhibits

13.	Please provide a revised legal opinion that removes the disclaimer that counsel does not purport to be experts in Delaware law. Further, the legal opinion should also remove the language that the opinion was prepared “for your use solely,” as stockholders are entitled to rely on the legal opinion. Please refer to Section II.B.3 of Staff Legal Bulletin No. 19 (CF) for further guidance.

Response:

The Company accepts the Staff’s requirement and has obtained from counsel a revised opinion which removes the disclaimer regarding its expertise in Delaware law and the requested language regarding reliance on the opinion.

Form 10-K for the Fiscal Year Ended September 30, 2012

Management’s Report on Internal Control over Financial Reporting, page 36

14.	Please revise to provide a report on internal control over financial reporting that complies with each of the requirements specified under Item 308 of Regulation S-K. This comment also applies to your Form 10-K for the transition period from October 1, 2012 to December31, 2012.

Response:

The Company accepts the Staff’s comment and has revised its disclosure to provide a report on internal control over financial reporting that complies with each of the requirements specified under Item 308 of Regulation S-K in both the Form 10-K for the Fiscal Year Ended September 30, 2012 and in the Form 10-K for the transition period from October 1, 2012 to December 31, 2012.

United States Securities and Exchange Commission

June 13, 2013

Report of Independent Registered Public Accounting Firm, page 48

15.	We note that the report of your independent registered public accounting firm does not reference the period from November 10, 2010 (inception) through September 30, 2012. Please revise to include an audit report that covers all of the financial statement periods presented in the filing. Please refer to Rule 2-02(c) of Regulation S-X and AU Section 508(h).

Response:

The Company accepts the Staff’s comment and has obtained from its independent registered public accounting firm a revised audit report which is included in the Form 10-K for the Fiscal Year Ended September 30, 2012 which covers all of the financial statement periods presented in the filing.

Form 10-K for the Transition Period from October 1, 2012 to December 31, 2012 General

16.	Please revise to provide a consent from your independent registered public accounting firm. Please refer to Item 601(b)(23) of Regulation S-K.

Response:

The Company agrees with the Staff’s comment that a consent is required from its independent registered public accounting firm in accordance with Item 601(b)(23) of Regulation S-K. The Company’s opinion, however, is that a consent was not necessary to be included in its Form 10-K for the transition period October 1, 2012 to December 31, 2012 in that at the time the Form 10-K was filed the initially filed registration statement on Form S-3 was only a preliminary prospectus and was to be amended prior to being declared effective. Accordingly, in compliance with Item 601(b)(23) of Regulation S-K, a consent is included with Amendment 2 to the Form S-3 which incorporates by reference the Form 10-K filing.

Closing of Completed Transactions, page 5

17.	Please revise to clarify how the cash paid to WLES was reduced from $28 million to $6.8 million upon the close of the merger with JetPay.

Response:

The Company accepts the Staff’s comment and has revised the disclosure to clarify how the cash was reduced to $6.8 million.

18.	In light of the redemption of your outstanding warrants on December 28, 2012, please revise to clarify stock price targets needed for WLES to receive the additional $5 million in cash and 833,333 shares of common stock.

United States Securities and Exchange Commission

June 13, 2013

Response:

The Company accepts the Staff’s comment and has revised the disclosure to clarify the stock price targets for the WLES contingent consideration.

19.	Please revise to describe the conditions necessary for you to release the escrow shares and cash to WLES.

Response:

The Company accepts the Staff’s comment and has revised the disclosure to clarify the conditions necessary to release the escrow shares to WLES.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 27

20.	Please revise your management’s discussion and analysis to provide quantitative and qualitative disclosure that focuses on the analysis of material trends, events and uncertainties. Your discussion should focus on items that will affect your results of operations, capital resources and liquidity and describe key metrics used by management. Currently, your overview section is merely a summary of your business and transactions since your inception. Your management’s discussion and analysis should give readers a view of the company through the eyes of management. For further guidance, see Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

The Company accepts the Staff’s comment and has revised its management’s discussion and analysis to provide additional quantitative and qualitative disclosure.

Executive Compensation, page 47

21.	Please clarify whether you currently have employment agreements with Messrs. C. Nicholas Antich or Trent Voigt or whether they had employment agreements with AD Computer or JetPay, respectively, prior to the merger. If so, please file these agreements pursuant to Item 601(b)(10) of Regulation S-K or tell us why they are not required to be filed.

Response:

The Company has revised its disclosure to clarify that it has employment agreements with Messrs. Antich and Voigt and has filed those agreements.

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies Revenue Recognition and Deferred Revenue, page 63

22.	Please clarify the nature of your contractual arrangements with merchants and credit card payment processors and tell us whether you recognize revenue on a gross or net basis. As part of your response, please include an assessment of the gross and net indicators in ASC 605-45-45.

United States Securities and Exchange Commission

June 13, 2013

Response:

The Company accepts the Staff’s comment and has revised its disclosure in Note 3 to clarify the nature of its contractual arrangements with merchants and credit card payment processors and that in most cases it recognizes revenue net of credit card association interchange fees and assessments.

At the Staff’s request, the Company has reviewed the indicators contained in ASC 605-45-45 in concluding on its determination to record revenues net of credit card interchange fees and assessments. A summary of the Company’s analysis is as follows:

•	The Company is the primary obligor in the arrangement. The majority of the Company’s revenue within its credit and debit card processing business is comprised of transaction-based fees, which typically constitute a percentage of dollar volume processed, or a fee per transaction processed. In the case where the Company is only the processor of transactions, it charges transaction fees only and record these fees as revenues. In the case of merchant contracts or contracts with Independent Sales Organizations (“ISOs”) for whom the Company processes credit and debit card transactions for the ISO’s merchant customers, revenue is primarily comprised of fees charged to the merchant as well as a percentage of the processed sale transaction. The Company’s contracts in most instances involve three parties: the Company, the merchant, and the sponsoring bank. Under these contractual arrangements, the Company’s sponsoring bank collects the gross revenue from the merchants, pays the credit card associations their interchange fees and assessments and pays the Company a residual payment representing the Company’s fees for the services provided. Under Card Association Rules, the merchant relationship is “owned” by the sponsoring bank that has final approval on providing service to the merchant as well as final approval on pricing. The Company is a facilitator of the credit or debit card transaction processing and is in essence functioning as an agent in the process. Accordingly, the Company under these arrangements records the revenue net of the card association’s interchange and assessments fees.

•	The Company has general inventory risk. The Company does not hold any inventory.

•	The Company has latitude in establishing price. With regards to the Company’s merchant relationship business, the Company sets the overall pricing, subject to final approval of the sponsor bank. While the Company can set the overall price, that largest component of the revenue are the interchange fees and assessments that are charged by the credit card associations, over which the Company has no control.

•	The Company changes the product or performs part of the service. The Company in its relationships with merchants and with ISOs is performing only a portion of the payment processing services with the credit card associations and the sponsoring bank performing the majority of the service provided. The Company is a facilitator of the credit or debit card transaction processing and is not ultimately responsible for the processing.

•	The Company has discretion in supplier selection. The Company does not select the credit card associations related to the transaction. The merchant determines which credit cards it will accept and the consumer selects the type of card as well as the card association through which the transaction will be routed.

United States Securities and Exchange Commission

June 13, 2013

•	The Company is involved in the determination of products or service specifications. The Company is not the primary party responsible for the nature, type or specifications of the services provided, but rather the primary responsibility of the credit card associations and the sponsoring bank.

•	The Company has physical loss inventory risk. The Company does not hold any inventory.

•	The Company has credit risk. The Company is paid its net revenues or residual payment (revenues, net of credit card association interchange fees and assessments) by the processing or sponsoring bank. The processing or sponsoring bank pays directly to the credit card associations the interchange fees and assessments. Additionally, the merchants have the primary liability for any chargeback losses that are properly reversed by the cardholder. In the event that collection cannot be secured for chargeback losses from the merchants due to merchant fraud, insolvency, bankruptcy or any other reason, the Company may be liable for such reversed charges.

The Company does process transactions for one customer where the Company is the merchant of record and is responsible for directly invoicing the customer for the Company’s fee as well as the credit card association fees and assessments. In this instance, the Company does act as the primary obligor to the customer and assumes credit risk and accordingly records revenues on a gross basis, which includes the credit card fees and assessments.

* * * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 215.994.2510 (or by facsimile at 215.655.2510). Thank you for your cooperation and attention to this matter.

Sincerely,
/s/ James A. Lebovitz
James A. Lebovitz